Exhibit 1.01

Hillenbrand, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2019

This is the Conflict Minerals Report of Hillenbrand, Inc. (“Hillenbrand,” “we,” “us,” and “our”) for calendar year 2019 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). Adopted by the Securities and Exchange Commission (“SEC”) pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Rule imposes reporting obligations on SEC registrants whose manufactured products contain so-called “conflict minerals” that are necessary to the functionality or production of those products. As used herein, the term “conflict minerals” or “3TG” includes columbite-tantalite, cassiterite, gold, wolframite, and their derivatives tantalum, tin, and tungsten.

Company and Product Overview

Hillenbrand is a global diversified industrial company with multiple leading brands that serve a wide variety of industries around the world.

Hillenbrand’s portfolio is composed of three reportable business segments: the Process Equipment Group, Milacron®, and Batesville®. The Process Equipment Group businesses design, develop, manufacture, and service highly engineered industrial equipment around the world. Milacron is a global leader in highly engineered and customized systems in plastic technology and processing. Batesville is a recognized leader in the death care industry in North America.

The Process Equipment Group is a leading global provider of compounding, extrusion, and material handling; screening and separating; flow control; and size reduction products and services for a wide variety of manufacturing and other industrial processes.

On July 12, 2019, Hillenbrand entered into a definitive agreement (the “Merger Agreement”) to acquire Milacron Holdings Corp. (“Milacron”) in a cash and stock merger transaction. Hillenbrand completed the acquisition on November 21, 2019 through a merger of its wholly-owned subsidiary with and into Milacron, resulting in ownership of 100% of Milacron’s common stock that was issued and outstanding after the merger. As a result of completing the acquisition of Milacron during calendar year 2019, Hillenbrand now sells products in the following additional end markets: custom molders, automotive, consumer goods, packaging, electronics, and construction. Because Milacron was subject to the Rule prior to the acquisition, this report will include the required disclosures for Milacron products.

Batesville is a leader in the death care industry in North America through the manufacture and sale of funeral service products, including burial caskets, cremation caskets, containers and urns, other personalization and memorialization products, and web-based technology applications.

The products of the Process Equipment Group, Milacron, and Batesville are covered by this report.

1. Reasonable Country of Origin Inquiry

1.1. Design of RCOI

We have determined that some of the products described above contain 3TG necessary to the functionality or production of those products. As a result, we conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any of the necessary 3TG contained in our products manufactured in 2019 originated in the Democratic Republic of the Congo or any adjoining country (collectively, the “Covered Countries”) or were from recycled or scrap sources.

Our businesses are purchasers of materials and parts with complex supply chains and are many steps downstream in the minerals supply chain from raw mineral sourcing, smelters, and refiners. We do not purchase raw ore or unrefined 3TG and do not directly purchase materials or parts from the Covered Countries. Thus, we rely on the information provided by our direct suppliers to determine the origin of the 3TG contained in the parts and materials supplied to us, including the 3TG provided to our suppliers from sub-tier suppliers.

Our RCOI was reasonably designed and conducted in good faith and included the following steps:

•                  We identified the suppliers of materials and parts incorporated into our manufactured products during 2019 to determine whether 3TG were included in those materials or parts and, if so, whether those minerals were necessary to the functionality or production of those products. This process included reviewing product specifications, content data forms, codes assigned to product parts, bills of materials and other relevant documentation, including from the 3TG review processes conducted in the prior years, where applicable.

•                  We surveyed suppliers of parts and materials included in our products that either we were aware contained 3TG necessary to the functionality or production of our products or we could not determine contained 3TG, including by sending a survey (in local language, where requested), along with detailed instructions and key definitions under the Rule; taking into account conclusions of the prior years’ processes. The survey sought information regarding the 3TG content of the parts and materials supplied to us, the origin of any such 3TG (including whether the 3TG were from recycled or scrap material), and the source(s) of the supplier’s materials.

•                  We reviewed survey responses from our suppliers and, as appropriate, followed up on those that were inconsistent, incomplete, or vague.

•                  We followed up with and sent reminders, sometimes repeatedly, to suppliers who did not respond to our surveys, encouraging them to respond. It is our general practice to reach out to non-responding suppliers at least three (3) times in an attempt to obtain answers from as many suppliers as possible.

•                  We periodically updated our inventory and related determinations over the course of 2019 and through the first quarter of 2020 to cover the completed manufacture of new products.

•                  We utilized detailed spreadsheets organized by our businesses that tracked materials and parts with corresponding suppliers.

1.2. Results of RCOI

Out of the more than thirty-one hundred suppliers surveyed as part of our RCOI, a majority of the suppliers surveyed confirmed that they do not source 3TG from the Covered Countries. While we did not receive survey responses from all our suppliers, one hundred thirty-four of the supplier responses received to date have indicated that 3TG are present in the parts or materials supplied to us and they have reason to believe they may have originated in the Covered Countries. Additionally, a number of suppliers indicated—on a companywide basis and not specific to any particular part or materials supplied to us—that 3TG used by them or their group of companies may have partially originated from Covered Countries and may possibly not have been from recycled or scrap sources. We were unsuccessful in obtaining responses from all suppliers, despite our good faith efforts, but we believe the unresponsiveness of certain of our suppliers may in some cases be due in part to the impacts of the novel coronavirus (“COVID-19”) pandemic. Under the circumstances, the level of non-responsive suppliers provided us no reason to believe that such suppliers’ non-responsiveness was due to 3TG being contained in the products supplied to us.

As a result of the RCOI, we were unable to specifically determine the origin of the 3TG in our products or to confirm whether any of these 3TG originated in the Covered Countries. In connection with the RCOI, Hillenbrand performed additional due diligence as described below.

2. Due Diligence Process

2.1. Design of Due Diligence

Building upon its RCOI efforts, Hillenbrand has designed its due diligence measures in connection with the guidelines set forth in the framework of The Organisation for Economic Co-operation and Development Due Diligence Guidance for the Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition (2016) and the related Supplements for gold and for tin, tantalum, and tungsten, taking into consideration the circumstances of our individual businesses.

2.2. Due Diligence Process

2.2.1. Establish Strong Company Management Systems

Conflict Minerals Policy

Hillenbrand has adopted the Supply Chain Transparency Policy available on our website at http://ir.hillenbrand.com/investor-relations/corporate-governance/governance-documents/default.aspx which covers conflict minerals and was appropriately communicated internally.

Internal Conflict Minerals Team

Hillenbrand has established a cross-functional conflict minerals team, consisting of representatives from our corporate center and our business units, including members of our legal, compliance, and supply chain groups. We conducted periodic team meetings during calendar years 2019 and 2020 to assess the progress of our diligence, to share lessons learned across our supply chain, and to identify steps to strategically improve our due diligence program.

Control Systems and Transparency

Hillenbrand’s Board of Directors has direct responsibility for overseeing the Company’s exposure to risk. The Audit Committee of Hillenbrand’s Board of Directors at least annually reviews Hillenbrand’s internal audit charter, annual risk assessment, and annual audit plan, and has oversight, review, and assessment responsibility with respect to Hillenbrand’s Code of Ethical Business Conduct and its effectiveness (“Code”). Hillenbrand regularly performs internal audits, consistent with its audit plan, and conducts risk assessments and compliance reviews in accordance with its Code. Hillenbrand also reviews appropriate procedures in the context of conflict minerals. The conflict minerals team and our businesses have clearly communicated internal responsibilities for the conflict minerals due diligence.

Supplier Engagement

Hillenbrand engaged with suppliers as part of its RCOI and due diligence processes. Additionally, in connection with our Supply Chain Transparency Policy and Code, Hillenbrand is working to create and implement appropriate, specific conflict minerals terms into relevant contracts and is establishing an ongoing dialogue with suppliers.

Grievance Mechanism

For addressing concerns and violations of its Code, Hillenbrand has an enterprise Compliance Review Board and  Ethics and Compliance Committee as well as a Compliance Help Line in accordance with the Code that is available to employees, suppliers, and customers around the world. As part of its ongoing due diligence processes, Hillenbrand has established a channel through which the conflict minerals team can adequately communicate findings.

Maintain Records

As part of its conflict minerals process, Hillenbrand’s conflict minerals team has established a record retention procedure, which requires retention of conflict minerals related information and correspondence for a minimum of five years.

2.2.2. Identify and Assess Risk in the Supply Chain

Hillenbrand performed an assessment of its products to determine the components and/or raw materials most likely to contain 3TG, selected appropriate suppliers for surveying, and used detailed survey templates and supplementing documentation for surveying suppliers. Survey results were reviewed and analyzed by appropriate members of the conflict minerals team, including in periodic team meetings during 2019 and 2020.

2.2.3. Design and Implement a Strategy to Respond to Risks

We are continuing to analyze all the findings and learnings of RCOI and are continuing to design our due diligence to include different risk management approaches tailored to each of our individual businesses.

Information gathered from Hillenbrand’s due diligence process is summarized and reported to members of Hillenbrand’s Executive Management Team. Any actual and potential risks identified in the RCOI and the due diligence are reported to and monitored by members of the dedicated conflict minerals team.

2.2.4. Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Hillenbrand does not have direct relationships with the smelters and refiners in its supply chain, nor do we perform direct audits of the entities that may provide our supply chain with 3TG. However, we do rely upon industry efforts to influence smelters and refiners to undergo auditing and become certified, e.g., through the Responsible Minerals Initiative’s (“RMI”) program.

2.2.5. Report on Supply Chain Due Diligence

This report is Hillenbrand’s annual report on its 3TG due diligence, is filed along with Form SD with the SEC, and is publicly available on Hillenbrand’s website at http://ir.hillenbrand.com/investor-relations/financial-reports/sec-filings/default.aspx.

2.3. Due Diligence Results

Generally, the suppliers we surveyed in relation to 3TG responded to our survey, often with company-level responses, versus product-specific responses. However, our suppliers are also several tiers away from the origin of and smelters of their raw materials and are thus facing comparable challenges in performing due diligence. In many cases, the information provided by our suppliers was inconclusive, including unclear chain of custody of 3TG in relation to our products, and incomplete origin and smelter information, although in many cases the specificity of information has improved in comparison with that obtained in the prior years. We were therefore unable to determine the origin of the 3TG in our supply chain and whether the sourcing was conflict-free. Due to the highly inconclusive nature of information on smelters and refiners we received from our suppliers, we are not providing a list of these in this report.  Additional information regarding the origin and the names of potential smelters and refiners is continuing to be sought as we improve the quality of our due diligence process and as transparency increases within the overall supply chain.

3. Steps to Be Taken to Mitigate Risk

Hillenbrand intends to take the following steps, some of which we have already started to initiate, to improve its due diligence process:

•                  Continue the process of integrating conflict minerals provisions in arrangements with suppliers, specifically encouraging our suppliers to review and, where appropriate, incorporating the relevant terms of, our Supply Chain Transparency Policy and Code.

•                  Continue to integrate 3TG identification processes into our businesses’ resource and procurement processes, as appropriate, to identify and track 3TG information systematically and quicker than before.

•                  Continue to engage with suppliers in order to raise awareness in relation to our Supply Chain Transparency Policy, Code, 3TG, our due diligence, and the RMI, as well as to understand which risks our suppliers have identified in relation to 3TG in their supply chains and the strategies they are developing to respond to such risks and to obtain more precise information on smelters and refiners.

•                  Identify appropriate opportunities for our businesses to participate in industry-wide conflict minerals initiatives.

•                  Continue to communicate internally to further increase awareness and transparency of 3TG issues beyond the conflict minerals team, including raising awareness of our Supply Chain Transparency Policy.

•                  In the event that Hillenbrand determines there is a reasonable possibility that 3TG necessary to the functionality or production of our products may directly or indirectly benefit armed groups, we will determine an appropriate response, depending upon the facts and circumstances, including the potential suspension or termination of the relevant supplier relationship.

We recognize that due diligence is a continuous process that necessitates on-going monitoring and adjustments. Hillenbrand intends to reassess implemented risk mitigation strategies and may refine or adapt current strategies to ensure appropriate risk mitigation.

This Conflict Minerals Report was not subject to an independent private sector audit for calendar year 2019.

Forward-Looking Statements

Throughout this Form, we make a number of “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. As the words imply, these are statements about future plans, objectives, beliefs, and expectations that might or might not happen in the future, as contrasted with historical information. Forward-looking statements are based on assumptions that we believe are reasonable, but by their very nature are subject to a wide range of risks. If our assumptions prove inaccurate or unknown risks and uncertainties materialize, actual results could vary materially from Hillenbrand’s expectations and projections.

Words that could indicate we are making forward-looking statements include:

intend	believe	plan	expect	may	goal	would	impact
become	pursue	estimate	will	forecast	continue	could	project
target	encourage	promise	improve	progress	potential	should	anticipate

This is not an exhaustive list, but is intended to give you an idea of how we try to identify forward-looking statements. The absence of any of these words, however, does not mean that the statement is not forward-looking.

Here is the key point: Forward-looking statements are not guarantees of future performance, and actual results could differ materially from those set forth in any forward-looking statements.

Any number of factors, many of which are beyond our control, could cause our performance to differ significantly from what is described in the forward-looking statements. This includes risks related to the ongoing COVID-19 pandemic and the societal, governmental, and individual responses thereto, including supply chain disruptions; loss of contracts and/or customers; erosion of some customers’ credit quality; closure or temporary interruption of Hillenbrand’s or suppliers’ manufacturing facilities; travel, shipping and logistical disruptions; loss of human capital or personnel, and general economic calamities, in addition to a variety of risks related to our acquisition and integration of Milacron. For a discussion of factors that could cause actual results to differ from those contained in forward-looking statements, see the discussions under the heading “Risk Factors” in Item 1A of Part I of Hillenbrand’s Form 10-K filed with the SEC on November 13, 2019, and in Item 1A of Part II of Hillenbrand’s Form 10-Q for the quarter ended March 31, 2020 filed with the SEC on May 6, 2020, as well as other risks and uncertainties detailed in our other filings with the SEC from time to time. The forward-looking information in this Form 10-Q speaks only as of the date covered by this report, and we assume no obligation to update or revise any forward-looking statements.